FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of Brazilian Securities and Exchange Commission (“CVM”) Instruction 358 dated January 3, 2002, as amended, hereby discloses the following correspondence from the Casino, Guichard-Perrachon.

São Paulo, June 29, 2011.

Vítor Fagá de Almeida

Investors Relations Officer

Paris, June 29th, 2011.

Companhia Brasileira de Distribuição (“GPA”)

Avenida Brigadeiro Luis Antônio, 3142

01402-901 – São Paulo, SP – Brazil

Attn: Sr. Vitor Fagá de Almeida

Investor Relations Officer

Tel.: 55 11 3886-0421

Fax: 55 11 3886-2677

e-mail: gpa.ri@grupopaodeacucar.com.br

Disclosure of Information Regarding Material Holding

Dear Sirs,

1. Pursuant to Article 12 of CVM Instruction No. 358/02, Casino Guichard Perrachon, a joint-stock company headquartered at 1, Esplanade de France – 42000 Saint-Etienne, France (together with its subsidiaries and affiliates, “Casino”), hereby informs GPA of the following:

     (i)        Casino increased its holdings in GPA’s preferred shares by 16,144,083 shares, representing 10.1% of all outstanding preferred shares and 6.2% of total capital. As of the date hereof Casino holds, in aggregate, 32.906.165 preferred shares, representing 20.5% of all outstanding preferred shares and 12.7% of total capital. Casino now holds direct and indirectly an economic interest of 43.1% in GPA;

    (ii)        Such acquisition of shares does not affect nor change the corporate control of GPA which will continue to be exercised by Wilkes Participações S.A., in line with the provisions contained in both the Wilkes’ Shareholders Agreement, dated as of November 27, 2006, and the GPA's Shareholders Agreement, dated as of December 20, 2006, both duly filed in GPA's headquarter;

   (iii)        Casino does not hold debentures convertible into shares issued by GPA;

  (iv)        The share acquisitions confirms Casino’s long term commitment towards GPA and Brazil.

Sincerely,

__________________________

Casino, Guichard-Perrachon

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 30, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.